

December 11, 2012

<u>Via E-Mail</u>
Daryl J. Carlough
Interim Chief Financial Officer
Gain Capital Holdings, Inc.
135 Route 202/206
Bedminster, New Jersey 07921

> **Re:** **Gain Capital Holdings, Inc.**
> **Form 10-K**
> **Filed March 15, 2012**
> **File No. 001-35008**

Dear Mr. Carlough:

We have reviewed your response letter dated December 3, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the quarterly period ended September 30, 2012</u>

<u>Financial Statements</u>

<u>Notes to Condensed Consolidated Financial Statements</u>

<u>Note 1. Description of Business and Basis of Presentation</u>

<u>Basis of Presentation and Principles of Consolidation, page 7</u>

1) We note your response to comment number four. Please revise your analysis to address how you determined that the adjustments to Cash and cash equivalents and Cash and cash equivalents held for customers were not material to the consolidated balance sheet and update your conclusion to reference adjustments to the consolidated balance sheet. In

addition, revise your analysis to address how you determined the adjustments made to cash flows from operations on the consolidated cash flow statement were not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant